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SEC
Mail Processing
Section
FEB 08 2018
Washington DC
406

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SEC FILE NUMBER
8- 68004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATIS, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9717 Prairie Avenue
(No. and Street)

Highland (City) Indiana (State) 46322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 836-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DM

ATIS, Inc.

Financial Report

December 31, 2017

SEC
Mail Processing
Section
FEB 08 2018

Washington DC

405

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATIS, Inc, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

Kurt F Schultz
My Commission Expires Aug 3, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATIS, Inc.

Statement of Financial Condition

Assets	**December 31, 2017**	**December 31, 2016**
Cash and cash equivalents	$ 47,690	$ 78,119
Accounts receivable	$ 29,181	$ 22,978
Interest receivable	$ 68	
Deposit with clearing organization	$ 50,000	$ 50,000
Securities owned	$ 105,245	$ 62,165
Officer Life Insurance	$ 25,110	$ 17,598
Property, net	$ 5,395	$ 8,421
Prepaid Deposits	$ 4,500	$ 1,779
Utility Deposit	$ -	$ 68
Total Assets	$ 267,189	$ 241,128
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 32,743	$ 14,265
Stockholders' Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding	$ 5,000	$ 5,000
Additional paid in capital	$ 125,000	$ 125,000
Retained earnings	$ 104,446	$ 96,863
Total Stockholders' Equity	$ 234,446	$ 226,863
Total Liabilities and Stockholders' Equity	$ 267,189	$ 241,128

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Income

	For the Years Ended December 31, 2017	For the Years Ended December 31, 2016
Revenues		
Commissions	$ 278,683.00	$ 293,178
Investment advisory fees	$ 222,972.00	162,798
Interest and Dividend income	$ 6,008.00	6,110
Gain (loss) on securities	$ 2,822.00	4,129
Other income	$ 45,146.00	38,251
	$ 555,631	$ 504,466
Operating Expenses		
Employee compensation and benefits	$ 272,571.00	230,424
Data processing and clearing charges	$ 78,151.00	72,391
Occupancy expenses	$ 19,359.00	19,423
Communications	$ 2,827.00	3,332
Administrative expenses	$ 30,151.00	24,767
Legal and professional fees	$ 11,585.00	10,500
Other operating expenses	$ 13,405.00	14,748
	428,049	375,585
Net Income	$ 127,582	$ 128,881

The accompanying notes are an integral part of these financial statements

ATIS, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Deficit
Balance, December 31, 2015	$ 5,000.00	$ 125,000	87,982.00
Distributions			(120,000.00)
Net Income			128,881.00
Balance, December 31, 2016	$ 5,000.00	$ 125,000	96,863.00
Distributions			(120,000.00)
Net Income			127,583.00
Balance, December 31, 2017	$ 5,000.00	$ 125,000	104,446.00

The accompanying notes are an integral part of the financial statements.

ATIS, Inc.
Statement of Cash Flows

	For the Years Ended	
	2017	2016
Operating Activities		
Net income	$ 127,582	$ 128,881
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	3,025	3,176
Changes in operating assets and liabilities:		
Prepaid Assets	(2,721)	(4)
Accounts receivable	(6,202)	(4,288)
Interest receivable	-	(68)
Utility Deposit	-	-
Accounts payable and accrued expenses	18,479	113
Net Cash Provided by Operating Activities	140,163	127,810
Investing Activities		
Life Insurance Cash Value	(7,512)	(7,330)
Fixed Assets	-	-
Change in investment inventory	(43,080)	(9,652)
Net Cash Used in Investing Activities	(50,592)	(16,982)
Financing Activities		
Shareholder distributions	(120,000)	(120,000)
Net Cash Used in Financing Activities	(120,000)	(120,000)
Increase (Decrease) in Cash and Cash Equivalents	(30,429)	(9,172)
Cash and Cash Equivalents at Beginning of Year	78,119	87,291
Cash and Cash Equivalents at End of Year	$ 47,690	$ 78,119

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies

Description of Business
ATIS, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes. Years prior to 2014 are no longer subject to examination by federal and Indiana tax jurisdictions.

Accounts Receivable
Accounts receivable consists of commission revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Owned
Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included with realized gains and losses in the income statement under the title gain (loss) on securities.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $3,025 and $3,176 for the years ended December 31, 2017 and 2016, has been computed using accelerated and straight line methods of depreciation.

ATIS, Inc.
Notes to Financial Statements
December 31, 2017

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2017.

Note 2 – Securities owned

Securities owned are securities that are carried at quoted market values and consist of the following:

	December 31, 2017	December 31, 2016
Treasury Bill Fund, maturing within 3 months	$ 45,700	$ 0
Preferred Equity Fund	22,842	22,326
John Hancock Financial Fund	19,665	18,135
Fidelity Advisor Equity Fund	1,902	1,698
DNP Utility Select Fund	5,400	10,230
Certificate of Deposit	9,736	9,776
Total	$ 105,245	$ 62,165

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2017	December 31, 2016
Furniture and office equipment	$ 20,286	$ 20,395
Less: Accumulated depreciation	14,890	11,974
Total	$ 5,396	$ 8,421

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2017, the Company had net capital of $217,442, which was $167,442 in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 15.058%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2017, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were one reconciling items between the December 31, 2017 unaudited Focus report and this report. The net effect on net capital was $0.

Net capital as reported on the unaudited Focus report of December 31, 2017	$ 221,942
Reclassified Prepaid FINRA Fees	(4,500)
Net Capital as Audited	$ 217,442

Note 7 – New Accounting Standards

ASU 2014-09 Revenues from Contracts with Customers was adopted January 1, 2018. Management does not expect a material change in the recognition of revenue due to the adoption of this standard.

ASU 2016-02 Accounting for Leases is effective for periods beginning after December 15, 2018. Management has begun the process of identifying potential changes in accounting due to this new standard. Its affect is currently undetermined.

ATIS, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2017

Net Capital

Stockholders' equity	$ 234,446
Less nonallowable assets	(9,964)
Net capital before haircuts on security position	224,482
Haircuts on securities	
Undue Concentration of Corporate Bond	(7,040)
Net capital	$ 217,442
Aggregate Indebtedness	$ 32,743
Net capital required based on aggregate indebtedness	$ 2,183
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 50,000
Excess Net Capital	$ 167,442
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 157,442
Percentage of Aggregate Indebtedness to Net Capital	15.1%

ATIS, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISIION

AS OF DECEMBER 31, 2017

The SEC rules related to the "Possession or Control Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

ATIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

The SEC rules related to the "Computation for Determination of Reserve Requirements" are not applicable because the Broker-Dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of ATIS, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ATIS, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which ATIS, Inc claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) ATIS, Inc stated that ATIS, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. ATIS, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ATIS, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
February 1, 2018

ATIS inc.

Investment Advisory Services

Exemption from SEC Rule 15c3-3

January 16, 2018

The following statements are made to the best knowledge and belief of ATIS, Inc.:

1. ATIS, Inc. is exempt from the provisions of SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): ATIS, Inc. is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.
2. ATIS, Inc. met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

John J. Evanich

President

9717 Prairie Avenue · Highland, Indiana 46322
Phone 219-836-2102 · Fax 219-836-2368

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of ATIS, Inc

Opinion on the Financial Statements

We have audited the accompanying financial condition of ATIS, Inc, as of December 31, 2017 and 2016, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ATIS, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ATIS, Inc's management. Our responsibility is to express an opinion on ATIS, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ATIS, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1(f) has been subjected to audit procedures performed in conjunction with the audit of ATIS, Inc's financial statements. The supplemental information is the responsibility of ATIS, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital

pursuant to Rule 15c3-1(f) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as ATIS, Inc.'s auditor since 2009.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 1, 2018